                       ZANDAN

                       SHARE PURCHASE AGREEMENT

BETWEEN:

(1) ETMF II C Belgique, a société privée à responsabilité limitée (SPRL) incorporated under the laws of Belgium with a share capital of € 20,000, whose registered office is at rue Abbé Cuypers n° 3, Bruxelles (1040), whose registration number is Brussels 645.936, duly represented by Dominique Rencurel for the purpose hereof;

(2) Science & Innovation 2001 FCPR, a French Fund (Fonds Commun de Placement à Risques), represented by its management company (société de gestion), CDC Innovation, a French Company (Société par Actions Simplifiée), with a share capital of 762,000 euros, having its registered office located 63 avenue des Champs Elysées – 75008 Paris, registered with the registry of Commerce and Companies of Paris under number 424 386 795, itself represented by Franck Noiret, duly empowered for the purposes hereof;

(3) UFF Innovation FCPI, a French Fund (Fonds Commun de Placement dans l’Innovation), represented by its management company (société de gestion), CREDIT AGRICOLE ASSET MANAGEMENT CAPITAL INVESTORS, a French Company (Société Anonyme à Directoire et Conseil de Surveillance) with a share capital of 4 965 917 euros, having its registered office located 128 boulevard Raspail – 75006 Paris, registered with the registry of Commerce and Companies of Paris under number 422 333 575, itself represented by the deleguee of the financial management of the innovation-oriented assets of the Fund, CDC Innovation, a French Company (Société par Actions Simplifiée), with a share capital of 762,000 euros, having its registered office located 63 avenue des Champs Elysées – 75008 Paris, registered with the registry of Commerce and Companies of Paris under number 424 386 795, itself represented by Franck Noiret, duly empowered for the purposes hereof;

(4) Science et Innovation FCPI, a French Fund (Fonds Commun de Placement dans l’Innovation), represented by its management company (société de gestion), CDC Innovation, a French Company (Société par Actions Simplifiée), with a share capital of 762,000 euros, having its registered office located 63 avenue des Champs Elysées – 75008 Paris, registered with the registry of Commerce and Companies of Paris under number 424 386 795, itself represented by Franck Noiret, duly empowered for the purposes hereof;

(the "Sellers" acting severally and not jointly (“conjointement mais sans solidarité”))

AND

(5) Keynote Systems, Inc., a publicly listed Delaware corporation with its principal place of business at 777 Mariners Island Boulevard, San Mateo, CA 94404 USA, duly represented by Umang Gupta for the purpose hereof;

         (the "Purchaser")

(the Sellers and the Purchaser being hereafter jointly referred to as the "Parties")

AND, for the needs of Article 11 merely:

(6)  Jérôme JACQ, born on July 30, 1967 in Caen, French national, residing at 110, quai de Jemmapes, 75010 Paris

WHEREAS:

(A) Zandan is a French société anonyme with a share capital of € 4,320,936 euros, whose registered office is at 43, rue de Dunkerque and whose registration number is Paris 430 251 033 (the "Company").

(B)  The Company is engaged in the following businesses: providing all mobile multimedia solutions.

(C) The share capital of the Company is divided into 43,209,360 ordinary shares (collectively referred to as the "Shares"), which are wholly-owned by the Sellers.

(D) The Purchaser has expressed its interest in acquiring the Shares and for such purposes has, together with accountants, lawyers and other advisers of its choice, carried out a limited due diligence consisting, inter alia, of reviewing some documents provided by the Company.

(E) The Purchaser wishes to acquire the Shares (as this term is defined below) and the Sellers wish to sell the Shares in each case under the terms and conditions of this Agreement (hereafter the "Transaction"). In particular, the Purchaser’s agreement was reached in consideration of the representations, warranties and covenants granted by the Sellers herein.

IT IS AGREED AS FOLLOWS:

SECTION I – DEFINITIONS AND INTERPRETATIONS

1.  Definitions

In this agreement (including the above recitals), in addition to such terms as are defined elsewhere in this Agreement, the following terms have the meanings specified in this Clause 1:

"Accounting Principles"	means French GAAP and UK GAAP, as applicable;

"Accounts"

means (i) the non-audited financial statements (balance sheet, profit and loss statement, statement of cash flows, and notes on the accounts, including off-balance sheet liabilities) of the Company as of and for the year ended on December 31, 2007 (ii) the financial statements of the Company as of March 31, 2008 and (iii) the financial statements of the UK Subsidiary as of 31 December 2007 as attached as Schedule A;

"Accounts Date"

means (i) December 31, 2007 for the financial statements as of December 31, 2007 and March 31, 2008 for the financial statements as of March 31, 2008 and (ii) 31 December 2007 for the financial statements of the UK Subsidiary;

"Accounts Date"

means (i) December 31, 2007 for the financial statements as of December 31, 2007 and March 31, 2008 for the financial statements as of March 31, 2008 and (ii) 31 December 2007 for the financial statements of the UK Subsidiary;

"Agreement"	means this agreement and the schedules thereto;

"Business Day"	means any day, except Saturday, Sunday or any day on which banks are generally not open for business in France;

"Claim"	means any claim made by the Purchaser against the Sellers pursuant to Clause 8.1;

"Clauses"	means the clauses of this Agreement;

"Closing Date"	means the date hereof;

"Company"	has the meaning set forth in the recitals of this Agreement;

"Control", "Controlled" or "Controls"	means the control as defined by paragraphs I and II of article L. 233-3 of the French Commercial Code (to the exclusion of paragraph III);

"Encumbrance"	means any "nantissement", "gage" or any other real or personal right (“droit réel ou personnel”) restricting the ownership of the relevant asset;

"Escrow Agent"	to be agreed between the Parties

"Escrow Agreements"	means the agreements pursuant to which the Escrow Funds are placed in escrow in the form set forth in Schedule [B];

"Escrow Accounts"	means the accounts on which the Escrow Funds are deposited, pursuant to the terms of the Escrow Agreement;

"Escrow Funds"	means the portion of the Purchase Price referred to in Clause 5.1;

"Expiry Date"	has the meaning set forth in Clause 8.3;

"Guarantors"	means ETMF II C Belgique and Science & Innovation 2001 FCPR

"Indemnification Liability"	means the liability incurred by the Sellers pursuant to the terms of Clause 8;

"Intellectual Property"

means patents, trade marks, rights in designs, models, trade or business names, copyrights and assimilated rights (including rights with respect to computer software), logos, database rights, know-how, trade secrets, internet web sites and domain names (whether or not any of these is registered), as well as all applications and registrations pertaining to such rights;

"Intellectual Property Rights"	means the Intellectual Property owned or used by the Company;

"Knowledge of the Sellers"

means the knowledge of a fact, circumstance, event or other matter after reasonable inquiry of a non-executive board member of the Company as of 31 March 2008 (a " Representative"). Any such Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Representative) in, or that have been in, the possession of such Representative, including his personal files, (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such person that would reasonably be expected to be reviewed by such Representative in the customary performance of his duties and responsibilities;

"Knowledge of the Sellers"

means the knowledge of a fact, circumstance, event or other matter after reasonable inquiry of a non-executive board member of the Company as of 31 March 2008 (a " Representative"). Any such Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Representative) in, or that have been in, the possession of such Representative, including his personal files, (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such person that would reasonably be expected to be reviewed by such Representative in the customary performance of his duties and responsibilities;

"Loss"	has the meaning set forth in Clause 8.1;
"Purchase Price"	has the meaning set forth in Clause 4;
"Schedules"	means the schedules to this Agreement;
"Shares"	has the meaning set forth in the recitals of this Agreement;
"Taxation or Tax(es)"

means all taxes, levies, duties, assessments and governmental charges of any kind (in all cases including any related penalties, surcharges and interest thereon), whether payable directly or by withholding, including income tax, corporation tax, property tax, capital gains tax, value added tax, customs duties, excise duties, business tax, transfer and contribution taxes, stamp and registration duties, social security and other similar payroll related assessments, tax-assimilated levies (taxes parafiscales);

"Third Party"	means any person other than the Group Companies, the Sellers and the Purchaser;
"Transaction"	has the meaning set forth in the recitals of this Agreement.

2.  Principles of Construction

2.1 In this Agreement, references to Clauses, sub-Clauses, paragraphs, sub-paragraphs, articles and Schedules are to Clauses, sub-Clauses, paragraphs, sub-paragraphs, articles of, and Schedules to, this Agreement unless otherwise indicated;

2.2 The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.3 The meanings of the defined terms are applicable to both the singular and the plural forms thereof.

2.4 The headings used in this Agreement and the Schedules thereto have been adopted by the Parties for ease of reference only and the Parties agree that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

2.1 When calculating the period of time within which or following which any act is to be done or step taken, the rules described in articles 640 to 642 of the French nouveau Code de procédure civile shall be applied.

SECTION II – SALE AND PURCHASE

3.  Sale and Purchase of the Shares

On the date hereof, the Sellers hereby sell to the Purchaser, and the Purchaser hereby purchases from the Sellers, all of the Shares with all rights attached or accrued on the date hereof.

4.  Purchase Price of the Shares

The aggregate consideration for the sale of all the Shares (the "Purchase Price") shall be equal to six hundred ninety-four thousand and forty-three euros and fifty-two cents (€ 694,043.52), which consideration for the Shares shall be final and binding on the Parties and shall not be subject to any adjustment whatsoever except for the additional payments provided for in Clause 10 hereunder with respect to UFF INNOVATION FCPI and Science & Innovation FCPI (the “FCPIs”).

It is specified that such additional payments with respect to the FCPIs shall in no event exceed the amount of one hundred fifteen thousand and thirty-four euros and seventy-five cents (€ 115,034.75) for each of the FCPIs.

The Purchase Price shall be allocated between the Sellers as set forth in Schedule C.

5.  Sale and Purchase Conditions

   5.1  Payment of the Purchase Price

                   On the date hereof, the Purchaser shall pay the Purchase Price as follows:

- EUR 359,192 shall be paid to the Sellers in cash by irrevocable wire transfer as set forth in Schedule C;

- EUR 230,069.50 (the "FCPI Escrow Funds") shall be transferred to the FCPI Escrow Account in the name of the Escrow Agent at [name of the bank to be agreed], in accordance with the terms of the FCPI Escrow Agreement.

- EUR 111,617.17 (the “Guarantors Escrow Funds”) shall be transferred to the Guarantors Escrow Account in the name of the Escrow Agent at [name of the bank to be agreed], in accordance with the terms of the Guarantors Escrow Agreement.

- EUR 223,234.34 (the “Indemnified Litigation Escrow Funds”) shall be transferred to the Indemnified Escrow Account in the name of the Escrow Agent at [name of the bank to be agreed], in accordance with the terms of the Indemnified Litigation Escrow Agreement.

5.2  Sale and Purchase deliveries

(a) On the date hereof, the Purchaser shall make to each of the Sellers an irrevocable wire transfer of an amount as indicated, for each of the Sellers, in Schedule C.

(b)  On the date hereof, the Sellers shall:

(i) deliver to the Purchaser duly completed, executed and dated transfer forms (ordre de mouvement) in respect of the Shares in favor of the Purchaser;

(ii) deliver the corresponding tax transfer form (formulaire Cerfa n° 2759 DGI) in respect of the Shares executed by the Sellers;

(iii) deliver to the Purchaser the unconditional written resignations, with effect from the Closing Date, of the directors of the Company ("administrateurs") and of the Président Directeur Général from their offices;

(iv) deliver or make available to the Purchaser the (updated up to and including the Closing Date) share transfer registers (registres des mouvements de titres) and shareholders accounts (comptes d'actionnaires) of the Company; and

(v) deliver to the Purchaser appropriate evidence that a Company's shareholders' meeting has been convened to be held on the Closing Date in order to [amend the by-laws so that the board of directors of the Company be composed of a minimum of three (3) members, and] appoint new directors of the Company, provided that the identity of such new directors has been provided by the Purchaser to the Sellers at least one (1) Business Day before the date hereof, and

(vi) deliver to the Purchaser all shareholders’ agreements related to the bons de souscription de parts de créateur d’entreprise (“BCE”) holders except for Mr. Arnaud Vernier;

(vii) deliver to the Purchaser executed waivers from all current parties to the shareholders’ agreement dated 5 December 2003, as amended, of their rights under the shareholders’ agreement with respect to the Transaction.

(c) On the Closing Date, the Parties shall enter into the Escrow Agreements for a duration of one (1) year period with respect to the Guarantors Escrow Agreement, and for a duration of two (2) years period with respect to the FCPI Escrow Agreement and the Indemnified Litigation Escrow Agreement] as from the Closing Date, and in the form set forth in Schedule[C].

SECTION III – REPRESENTATIONS

6.  Representations and warranties of the Purchaser

   6.1  Existence - Incorporation

The Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware.

   6.2  Authority and Capacity

The Purchaser has full power and authority to enter into this Agreement and any other agreement or document entered into pursuant to this Agreement and to carry out the transactions contained herein and therein and has obtained all necessary consents and authorizations to perform this Agreement.

   6.3  Absence of conflict or violation

The execution and the performance by the Purchaser of this Agreement and any other agreement entered into pursuant to this Agreement shall not constitute a violation of, or a default under, or conflict with (i) any term or provision of the constitutional documents of the Purchaser, or (ii) any contract to which the Purchaser is a party or by which the Purchaser or any of its properties and assets are bound, the effect of which would impair the ability of the Purchaser to perform its obligations pursuant to this Agreement, or (iii) any order, writ, injunction, decree, judgment of any legal body to which the Purchaser is a party or by which the Purchaser or any of its properties and assets are bound.

   6.4  Governmental Consents

The execution and the performance by the Purchaser of this Agreement and any other agreement entered into pursuant to this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any government, governmental, supranational or trade agency, court or regulatory body.

7.  Representations and warranties of the Sellers

Due to French regulatory provisions applicable to the FCPIs, and without prejudice of Clause 10 relating to any adjustment of the Purchase Price due to the FCPIs, the FCPIs provide representations only with respect to Clause 7.1, 7.2, 7.3, 7.4 and 7.9 hereunder.

7.1 Existence – Incorporation

ETMF II C Belgique is a SPRL duly organized and validly existing under the laws of Belgium (date of incorporation: December 7, 2000 for an indefinite period).

Science & Innovation 2001 FCPI is a FCPR duly organized and validly existing under the laws of France (date of constitution: October 31, 2001, for a ten year-period with a possible extension of two additional years)

UFF Innovation FCPI is a FCPI duly organized and validly existing under the laws of France (date of constitution: December 28, 2001, for a ten year-period with a possible extension of two additional years).

Science & Innovation FCPI is a FCPI duly organized and validly existing under the laws of France (date of constitution December 30, 2002, for a ten year-period with a possible extension of two additional years).

         7.2        Authority and Capacity

Each Seller has full power and authority to enter into this Agreement and any other agreement or document entered into pursuant to this Agreement and to carry out the transactions contained herein and therein and has obtained all necessary consents and authorizations to perform this Agreement.

         7.3        Absence of conflict or violation

The execution and the performance by each Seller of this Agreement and any other agreement entered into pursuant to this Agreement shall not constitute a violation of, or a default under, or conflict with (i) any term or provision of the constitutional documents of such Seller, or (ii) any contract to which such Seller is a party or by which such Seller is bound, the effect of which would impair the ability of such Seller to perform its obligations pursuant to this Agreement, or (iii) any order, writ, injunction, decree, judgment of any legal body to which such Seller is a party or by which such Seller is bound.

         7.4        Governmental Consents

The execution and the performance by each Seller of this Agreement and any other agreement entered into pursuant to this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any government, governmental, supranational or trade agency, court or regulatory body.

7.5   Corporate organization and business

                   The Company is a business entity duly organised and validly existing under French law.

A copy of the statuts (articles of association) and extrait k-bis of the Company is set forth in Schedule 7.5 and these copies are true, correct, complete and up-to-date copies of such.

The Company has owned and continues to own full rights to its business (fonds de commerce) as well as tangible and intangible assets related to such business, free and clear of any Encumbrances.

7.6   Insolvency

The Company is not or has not been subject to a court-ordered reorganisation or court-ordered liquidation proceedings or any other conciliation or collective insolvency proceedings.

7.7  Accounts

                   The Accounts:

- have been prepared in accordance with the Accounting Principles, as applied by the Company in a manner consistent with past practice;

                   - reflect the financial situation of the Company as of the Accounts Date.

                   The Company has no off balance sheet (“engagements hors bilan”) liabilities as of the Accounts Date.

7.8 Absence of certain developments

To the Knowledge of the Sellers, save as disclosed in Schedule 7.8, and subject to the provisions of Clause 9 hereunder, since the Accounts Date, the Company has conducted its business solely within the normal course of business and there has not been:

- any change in the assets, liabilities, or operations, including any acquisition of assets or other capital investment for more than EUR 25,000, otherwise than in the normal course of business, except (i) the settlement indemnity to pay to Mr. Jérôme Jacq for an amount of EUR 108,413 (net amount for the Company) as stated in the settlement agreement entered into between the Company and Mr. Jérôme Jacq on 15 April 2008 and (ii) the settlement indemnity to pay to Mae Ga Seo for an amount of EUR 75,888.98 (net amount for the Company) as stated in the settlement agreement entered into between the Company and Mrs. Mae Ga Seo on 15 April 2008;

- any guarantee, surety or letter of comfort in respect of the obligations of third parties;

- the entering into of any co-operation, partnership, joint venture or other similar agreements and

- any undertaking to do any of the foregoing.

7.9  Shares

Each Seller represents that, only with respect to the Shares it owns:

- all of the Shares it owns have been validly issued, fully paid up and will be, as of the Closing Date, freely transferable by the Sellers to the Purchaser, and free and clear of Encumbrances;

- it is the sole owner of such Shares.

On the date hereof, there shall be no outstanding rights, options to purchase or warrants, or commitments on the part of the Company to issue or sell, shares or securities exchangeable for, reimbursable by or convertible into, shares of the Company, except 156,710 BCE giving each right to their holders to subscribe at a price of 3,65 € one new share which shall be transferred to the Purchaser in case of exercise.

         7.10       Participations

Save as disclosed in Schedule 7.10 with respect to Zandan UK Ltd (the “UK Subsidiary”), the Company (i) does not hold any interest, whether in the share capital, equity or other securities of, or otherwise, in any other entity whether or not having a separate legal existence, and (ii) has not served as director or corporate officer of any such entity.

                   All the representations and warranties set forth in article 7.5 to 7.16 shall apply, mutadis mutandis, to the UK Subsidiary.

7.11 Intellectual Property Rights

                   The Company has the full ownership on, or a valid title to use the Intellectual Property Rights.

7.12  Litigation

Except as disclosed in Schedule 7.12 and except for any potential litigation with current clients of the Company solely related to – or arising from – the acquisition by the Purchaser of the Shares, the Company is not involved in any litigation, arbitration, prosecution, administrative, Tax or URSSAF investigation or other legal proceedings, and there are no written claims or actions (whether criminal or civil) in progress against the Company.

To the Knowledge of the Sellers, there are no oral claims against the Company.

7.13  Insurance policies

The Company has fulfilled all of its obligations pursuant to their insurance policies, in particular with payment of premiums.

To the Knowledge of the Sellers, no claims pursuant to any insurance policies are outstanding and, so far as the Sellers are aware, no event has occurred which could give rise to such a claim.

7.14  Taxation

The Company has filed on a timely basis all returns and reports in respect of Taxes for which it may be liable and all such Tax returns were correct and complete in all respects.

Except for the payment of social security contributions for a total amount of around EUR 109,000.00, all Taxes required to be paid by the Company that were due and payable prior to the date hereof have been paid within the legally prescribed time limits.

7.15  Employment

To the Knowledge of the Sellers, the Company has complied with all material aspects of the relevant applicable labour and social security laws and regulations. To the Knowledge of the Sellers, the Company complies with all material aspects of the regulations set by the Collective Bargaining Agreement, governing health and safety, employee representatives, and other regulations protecting employees.

         7.16       Relationships with the Sellers

On the date hereof, there will be no rights or assets owned, nor services rendered, by a Seller which are used or received by the Company.

Details of all regulated agreements in force at any time during the last financial year ending on December 31, 2007 and/or the period from January 1st, 2008 up to and including Closing Date are set forth in Schedule 7.16.

There is not outstanding any loan made to the Company by, or debt owed by the Company to, any of the Sellers.

To the Knowledge of the Sellers, there is not outstanding any loan made to the Company by, or debt owed by the Company to, any director, officer or employee (otherwise than in the normal course of business with respect to employees) of the Company.

To the Knowledge of the Sellers, no payments shall be made by the Company to any Company' employees as a result of the Transaction.

8.  Indemnification by the Guarantors

   8.1  Indemnification right

Subject to the provisions of this Agreement, each Guarantor undertakes to indemnify the Purchaser for all losses, claims, damages, interests, costs, fines, penalties or expenses suffered, incurred by the Purchaser or the Company, as a result of any of the representations made by the Sellers in Clause 7 being untrue or inaccurate (hereinafter referred to as a “Loss”).

Any Claim shall state (i) the warranty(ies) or obligation(s) for which the breach is alleged and (ii) the reason for the alleged breach and the nature of damage.

   8.2  Specific indemnification right

Each Guarantor undertakes to indemnify the Purchaser, for any damage incurred by the Company that arises out of the litigation with TDC Switzerland AG (hereinafter referred to as the “Indemnified Litigation”).

The liability of the Guarantors with respect to the Indemnified Litigation shall in no event exceed (taking into account all Claims, if any, made by the Purchaser under this Agreement) the part of the Purchase Price received by such Guarantor.

The Parties agree that for a period of one (1) year as of the date hereof, the Guarantors will continue to conduct and lead the defence of the Company with respect to the Indemnified Litigation and that the Guarantors shall be free to take any action that they shall deem appropriate for the best defending the interest of the Company and in particular reaching a settlement. The Purchaser shall, and shall procure that the Company shall, cooperate with the Guarantors and shall inform the Guarantors of any material changes in circumstances of any such Indemnified Litigation and shall provide the Guarantors with all information requested by them in relation thereto, including, but not limited to, any proposal of a settlement and/or any decision not to appeal to any courts’ decisions. It is specified, for the avoidance of doubt, that the Purchaser shall not be entitled to (i) reach a settlement or (ii) renounce to appeal to any courts’ decision, in relation to the Indemnified Litigation, without the prior written consent of the Guarantors.

Following such period of one year mentioned in the above paragraph, the defence of the Indemnified Litigation will be conducted by the Purchaser, and the provisions set forth in the above paragraph shall apply mutatis mutandis, being understood that the Purchaser shall be entitled to (i) reach a settlement or (ii) renounce to appeal to any courts’ decision, in relation to the Indemnified Litigations, without the prior written consent of the Guarantors.

   8.3  Time limitation

Any Claim against a Seller pursuant to this Agreement shall, to be valid, be made after the date hereof and be notified to the Guarantors (i) in the case of a Third Party Claim, within forty five (45) days of the receipt of such Third Party Claim, or (ii) in all other cases, within (30) days of the day on which the Purchaser becomes aware of the fact or event giving rise to such Claim, provided that any delay in making such a claim shall reduce the Indemnification Liability only by the extent of the damage effectively suffered by the Guarantors as a result of such delay.

No Claim shall give rise to an indemnification obligation (including the indemnification obligations set forth in paragraph 8.2 above) if notice of such Claim is made after a period of (the “Expiry Date”):

- Concerning Claims relating to Taxation, three (3) months after (i) expiry of the relevant statute of limitation, or (ii) if later, the date on which any court decision in relation to the matter forming the basis of any such Claim is given, arbitration sentence is passed or settlement becomes definitive and without appeal;

- Concerning the Claims relating to the Indemnified Litigation, two (2) years as from the Closing Date,

- Concerning any other Claims, one (1) year as from the Closing Date.

If a Claim is made before the Expiry Date, it shall be deemed withdrawn six (6) months after the Expiry Date unless judicial proceedings in respect of it have been commenced prior to the expiration of such a six (6) month period.

For the avoidance of doubt, in the event notice of any Claim is given within the applicable time limit, the rights of the Purchaser under this Clause 8 with respect to such Claim shall survive until such time as such Claim is finally resolved.

8.4  Maximum amount

The liability of a Guarantor under Clause 8, including for the avoidance of doubt the liability related to the Indemnified Litigation, and pursuant to any other obligations under this Agreement shall in no event exceed the part of Purchase Price it has received.

8.5  Inspection Rights

Upon the Guarantors’ reasonable request, the Purchaser shall allow, and shall procure that the Company allows, the Guarantors and their accountants and professional advisers to investigate the matter or circumstance alleged to give rise to a Claim hereunder and whether and to what extent any amount is payable in respect of such Claim, and the Purchaser shall give, and shall procure that the Company gives, all such information and assistance, including access to premises and personnel, and the right to examine and copy any accounts, documents and records, as the Guarantor or its accountants or professional advisers may reasonably request.

8.6  Payments

8.6.1 Any sum payable by the Guarantors to the Purchaser under Clause 8 shall be paid within thirty (30) days following its due date provided, however, that the Guarantors will not be required to make any payment until the amount in respect of which the Claim has been made is certain, due and payable and such amount has actually been paid by the Purchaser or the Company (or by reason of the nature of the Loss where no payment is required to be made by the Purchaser or the Company, on the date on which the Loss has become certain). If the indemnification of the Loss or its amount is disputed by the Parties, no payment shall be required to be made by the Guarantors until such dispute has been finally settled by mutual agreement between the Parties or a final and non appealable decision has been rendered by the competent court requiring the Guarantors to indemnify the Purchaser under the terms and conditions of this Agreement.

8.6.2 Amounts payable to the Purchaser by the Guarantors pursuant to Clause 8 shall be claimed from the Escrow Agent in accordance with the Guarantors Escrow Agreement and the Indemnified Litigation Escrow Fund and pro-rata to the percentage of Shares sold by such Guarantor, in priority to other proceedings for the recovery of payments against any Guarantor, but only to the extent that such amounts do not exceed the funds then available for payment to the Purchaser on such Escrow Accounts. For the avoidance of doubt, if the amounts payable to the Purchaser exceed the funds then available for payment on such Escrow Accounts, then such amounts shall be recovered from such Escrow Accounts up to the amount of the funds available for payment thereon and from the Guarantors, for the shortfall (pro-rata to the percentage of Shares sold by such Guarantor). Payments to the Purchaser out of the Escrow Accounts shall be deemed to be made by each Guarantor pro rata to the percentage of Shares sold by such Seller.

8.6.3 If a Guarantor pays an amount in discharge of any Claim under this Agreement and the Purchaser or the Company subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a Third Party an amount in respect of the same Loss, the Purchaser shall promptly pay on behalf of itself or of the Company, as the case may be, to such Guarantor an amount equal to the sum recovered from the Third Party.

8.7  Action by the Purchaser and/or the Company

                   The Purchaser shall not be entitled to make a Claim for indemnification for Losses resulting from any action of the Purchaser or the Company taken or made after the Closing Date.

8.8  Exclusivity of remedy

                    The  indemnification provided for under Clause 8 shall be the exclusive remedy of the Purchaser against the Guarantors in respect of the Transaction (including, but not limited to, any breach of the warranties set forth in Clause 8), and the Purchaser hereby waives any rights to the rescission (nullité) it may have.

9.  Purchaser’s acknowledgements

Without limiting any of the representations and warranties set forth elsewhere in the agreement, the Purchaser acknowledges that it is fully aware that the Company is facing financing difficulties and acknowledges the risks and liabilities of the Company described in the Schedules attached hereto.

The Purchaser is aware of the fact that the Company needs to be refinanced as a matter of urgency.

10.  Escrow Accounts

As security for the Guarantors’’ obligations, in particular, pursuant to Clause 8, the Parties have placed the Escrow Funds in escrow pursuant to the terms of Escrow Agreements.

The Sellers hereby agree that in the event any amount is due to the Purchaser, in particular, pursuant to Clause 8, the Purchaser may request the release of an equivalent amount from the Escrow Accounts by the Escrow Agent pursuant to the terms of the Escrow Agreements.

It is specified that any amount due with respect to the Indemnified Litigation, shall be requested and released from the Indemnified Litigation Escrow Account in accordance with the provisions of Clauses 8.2, 8.3 and 8.4 above.

Due to French regulatory provisions applicable to FCPI UFF Innovation and FCPI Science & Innovation, FCPI UFF Innovation and FCPI Science & Innovation are not entitled (i) to provide any representations related to the Company and (ii) to undertake any indemnification obligations vis-à-vis the Purchaser. It is however specified that each of the FCPIs will receive as consideration of the sale of their Shares to the Purchaser an additional amount equal to the Escrow Funds transferred into the FCPI Escrow Funds (i.e. EUR 115,034.75 for each FCPIs) less, for each FCPIs, 12.794% of any amount payable to the Purchaser pursuant to Clause 8.6 above. It being specified, for the avoidance of doubt, that such amount corresponding, for each FCPI, to 12.794 % of the amount payable to the Purchaser pursuant to clause 8.6 above shall be released from the FCPI Escrow Accounts to the benefit of the Purchaser.

11.   Parties’ undertakings

Each of the Sellers undertakes that they shall neither file any claim nor bring any legal action in any jurisdiction against Jérôme Jacq and/or the Purchaser and/or any of its affiliates relating to a potential breach of the non-compete clause contained in any shareholders agreements of the Company.

Jérôme Jacq undertakes that they shall neither file any claim nor bring any legal action in any jurisdiction against any of the Sellers and/or any of their affiliates relating to a potential breach of any provision contained in any shareholders agreements of the Company.

SECTION IV – MISCELLANEOUS PROVISIONS

12.  Former directors of the Company

The Purchaser shall procure that the directors ("administrateurs") and Président Directeur Général of the Company resigning on the date hereof shall be discharged from any liability as directors of the Company and shall hold such directors harmless against the consequences of any such liability.

13.  Confidentiality / Announcements

13.1 Confidentiality

13.1.1 Subject to Clause 13.1.2 below, the Parties shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement relating to (i) the negotiations relating to this Agreement and (ii) the existence and subject matter of this Agreement.

13.1.2 Notwithstanding the provisions of Clause 13.1.1, each Party may disclose information which would otherwise be confidential in the event that:

(a) it is required by law or by a court of competent jurisdiction;

(b) it is required by any securities exchange or regulatory or governmental body, whether or not the requirement for the information has the force of law;

(c) the disclosure is made as a normal part of the preparation of the accounts and/or other mandatory reports;

(d) the information has come into the public domain through no fault of that Party;

(e) the other Party has given its prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

13.2  Announcement

The Sellers and the Purchaser shall, subject to the requirements of law or any regulatory body or the rules and regulations of any recognized stock exchange, consult together and agree as to the terms of, the timetable for and manner of publication of any announcement which either Party may desire to make regarding this Agreement.

14.  Successors and Assigns

This Agreement is personal to the Parties. Accordingly, neither the Purchaser nor the Sellers may, without the prior written consent of the other, assign or transfer the benefit of all or any of the other’s obligations under this Agreement, nor any benefit arising under or out of this Agreement.

15.  Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

16.  Payments

Wherever in this Agreement provision is made for payment by one Party to another, such payment (including payment of the Purchase Price) shall be made in euros.

17.  Interests

Unless otherwise provided, if any Party defaults in the payment when due of any sum payable under this Agreement or any agreement entered into pursuant to this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of 5% per annum. Such interest shall accrue from day to day.

18.  Costs

Each Party shall bear the costs and expenses (including intermediaries’ fees) incurred by it in connection with this Agreement and the transactions contemplated herein as well as any taxes required by law to be paid by such Party, provided that the Purchaser shall bear all stamp, transfer or registration taxes payable in any jurisdiction in respect of this Agreement or the performance thereof or any other document entered into pursuant to this Agreement.

19.  Cooperation

Each of the Parties shall from time to time execute such documents and perform such acts and things as any other Party may reasonably require to transfer the Shares to the Purchaser and to give any Party the full benefit of this Agreement.

20.  Notices

20.1 Any demand, notice or communication under this Agreement shall be in writing and delivered by hand with acknowledgement of receipt or sent by registered post with acknowledgement of receipt or by facsimile transmission (provided that in respect of facsimile transmission the recipient has not notified the sender within 24 hours that all or part of the document is illegible):

                   in the case of the Purchaser to:

                   Keynote Systems, Inc.

                   777 Mariners Island Blvd., Ste. 300

                   San Mateo, CA  94404  USA

                   Fax:  650-403-550

                   Attention: Drew Hamer, Chief Financial Officer

                   in the case of the Sellers, to:

                   For FCPR Science & Innovation 2001, FCPI UFF Innovation and FCPI Science & Innovation: CDC Innovation,

                   63, Avenue des Champs Elysées, 75008 Paris

                   fax: +33 1 45 61 24 78

                   Attention : Franck Noiret and Mathilde Pouliquen

                   For ETMF II C Belgique, Orkos Capital as advisor to ETMF

Attention : Dominique Rencurel (+33 1 75 44 22 58 / dr@orkoscapital.com) or Pierre-Eric Leibovici (+33 1 75 44 22 54 / pel@orkoscapital.com). Fax : +33 1 75 44 22 51

21.  Governing Law and Jurisdiction

         This Agreement is governed by and shall be construed in accordance with French law.

All disputes, controversies or claims arising out of or in connection with the existence, validity, interpretation or performance of this agreement shall be finally settled by the Tribunal de Commerce of Paris.

Signed in Paris and in San Mateo
On April 15, 2008
In 6 originals

ETMF II C Belgique sprl /s/ Dominique Rencurel ___________________________________ By: Dominique Rencurel Title: duly authorized	Science & Innovation 2001 FCPR /s/ Franck Noiret ____________________________________ By: Franck Noiret Title: duly authorized

UFF Innovation FCPI /s/Franck Noiret __________________________________ By: Franck Noiret Title: duly authorized	Science et Innovation FCPI /s/ Franck Noiret ___________________________________ By: Franck Noiret Title: duly authorized

Keynote Systems, Inc. /s/ Umang Gupta ________________________________ By: Umang Gupta Title: duly authorized	Jérôme Jacq /s/ Jérôme Jacq ___________________________________